Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(Dollars in Millions)	Nine Months Ended September 30, 2004

Income before provision for income taxes, discontinued operations and cumulative effect of accounting change	$6,809
Minority interest	1,835
Equity in earnings of unconsolidated businesses	(635)
Dividends from unconsolidated businesses	148
Interest expense	1,809
Portion of rent expense representing interest	334
Amortization of capitalized interest	79

Income, as adjusted	$10,379

Fixed charges:
Interest expense	$1,809
Portion of rent expense representing interest	334
Capitalized interest	115
Preferred stock dividend requirement	6

Fixed charges	$2,264

Ratio of earnings to fixed charges	4.58